SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 05, 2014

I. Date, Time and Place: December 05, 2014, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board: As chairman of the meeting, Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To adopt resolutions on the following matters: (a) approval of the Business Plan of the Company for year 2015; and (b) the confirmation of the increase of capital of the Company, as a result of the exercise of the Company’s stock purchase option, pursuant to the Stock Purchase Option Plan of the Company (“Option Plan”). VI. Resolutions: After the necessary explanations were provided, the following was approved by unanimous vote: (a) the approval of the Business Plan of the Company for year 2015, in which the original copy is initialed by the presiding board of the meeting and filed with the Company’s head-office; and (b) confirmation of the increase of capital of the Company, up to the authorized limit thereof, in the amount of R$ 243,472.38 (two hundred and forty-three thousand, four hundred and seventy-two reais, and thirty-eight cents), upon issue of 18,728 (eighteen thousand, seven hundred and twenty-eight) preferred shares, all of them of registered type and with no face value, arising out of the exercise of a stock purchase option granted within the scope of the Option Plan of the Company. By reason of the foregoing, the capital stock of the Company was increased to R$ 2,618,387,281.87 (two billion, six hundred and eighteen million, three hundred and eighty-seven thousand, two hundred and eighty reais and eighty-seven cents), represented by 143,858,204 (one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four) common shares and 139,283,184 (one hundred and thirty-nine million, two hundred and eighty-three thousand, one hundred and eighty-four) preferred shares, all of them registered type and with no face value. The shares now issued are identical to those already existing, and under the terms of the Option Plan they will be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) the approval of exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, paragraph 3º, of Law no. 6.404, dated December 15, 1976 (“Corporations Law”), as amended; and (ii) the total issue price of R$ 243,472.38 (two hundred and forty three thousand, four hundred and seventy two reais, and thirty-eight cents) is determined, in accordance with the Company’s Option Plan. VII. Suspension of the Meeting and Drawing-up of these Minutes: After the floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the necessary time for the drawing-up of these minutes, and which upon reopening of the meeting these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

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São Paulo, December 05, 2014.

_____________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.